[PERKINS COIE LLP LETTERHEAD]

February 17, 2009

VIA EDGAR and Overnight Delivery

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 7010

Re:	Eden Bioscience Corporation

Preliminary Proxy Statement on Schedule 14A

Filed on December 29, 2008

File No.: 001-33510

Dear Ms. Long:

On behalf of Eden Bioscience Corporation (the "Eden"), we hereby inform you that Eden has filed today via EDGAR Amendment No. 1 (the "Amendment") to the above-referenced preliminary proxy statement on Schedule 14A filed by Eden on December 29, 2008 (the "Original Proxy Statement"). Eden has enclosed three courtesy copies of the Amendment for your review, marked to show changes from the Original Proxy Statement.

This letter responds to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") contained in your letter dated January 28, 2009 (the "Comment Letter") regarding the Original Proxy Statement. All page references are to the Amendment filed on the date hereof. For your convenience, the responses are numbered to correspond to the numbers of the comments (italicized) in the Comment Letter.

On behalf of Eden, we will provide under separate cover the supplemental materials requested in the Comment Letter.

Please note that in the Amendment Eden has updated all references to financial information as of September 30, 2008 and 2007 to December 31, 2008. Eden is currently in the process of finalizing its audit and preparing its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K"). Accordingly, except with respect to the numbers set forth in the "Estimated Liquidating Distributions to Shareholders" table and related narrative beginning on page 44, Eden has not included December 31, 2008 financial

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

information in the Amendment, but instead left such information blank. With respect to the December 31, 2008 financial information set forth in the "Estimated Liquidating Distributions to Shareholders" table and related narrative and this letter, Eden advises the Staff that such numbers are unaudited and may be subject to change based on the audit process. Eden undertakes to include the audited December 31, 2008 financial information in the proxy statement after it has filed its Form 10-K and before mailing the definitive proxy statement to shareholders.

Summary Term Sheet, page 1

1.

In accordance with Item 1001 of Regulation M-A, please revise your summary to organize the information in bullet point format and condense it to address the most material aspects of the actions being proposed to the shareholders. Further, for purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section and avoid repeating information. When revising these sections, please consider disclosing procedural information about the dissolution and liquidation in the Q&A and substantive information about the dissolution and liquidation in the summary. For additional guidance, please see Section II.F.2.a of SEC Release 33-7760.

Response: We have revised the summary and Q&A as requested.

Interest of Management in the Dissolution of the Company, page 8

2.

Supplementally, confirm for us that you have disclosed all of the interests of your officers and directors, direct or indirect, in the outcome of this vote not shared on a pro rata basis by all other holders of the same class of shares.

Response: Eden hereby confirms that it has disclosed all of the interests of its officers and directors, direct or indirect, in the outcome of the vote to approve the plan of complete dissolution and liquidation of Eden (the "Plan of Dissolution") not shared on a pro rata basis by all other holders of Eden's common stock.

The Special Meeting, page 16

Revocation of Proxy, page 17

3.

You disclose that a proxy may be revoked before being voted at the special meeting if, among others, a shareholder votes again in internet or by telephone. In accordance with Rule 14a-9 of the Exchange Act and the guidance provided in Section N.17 of the Commission's Manual of Publicly

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

Available Telephone Interpretation found in our website at www.sec.gov, please revise the proxy statement to include a description of the validity under applicable state law of proxies granted pursuant to this mechanism of electronic transmission. To the extent applicable, please make a similar disclosure in the proxy card.

Response: The requested disclosure has been added on page 12. Eden respectfully submits that Rule 14a-9 does not explicitly require similar disclosure on the proxy card. The proxy card delivered to each individual shareholder will, in accordance with Washington law, include in the box marked "EDEN BIOSCIENCE CORPORATION" specific Internet and telephonic voting instructions provided by Mellon Investor Services LLC, Eden's proxy solicitor, including a unique security or validation code for determining the validity of the transmission authorizing the proxy to act on behalf of such shareholder.

Expenses of Solicitation, page 17

4.

In accordance with Item 4(a)(3)(i) & (ii) of Schedule 14A and to the extent applicable, please revise your disclosures to include all of the material terms of the arrangement with Mellon Investor Services LLC, including the flat fee for each shareholder contact. Additionally, confirm your understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.

Response: The requested disclosure has been added on page 13. Eden hereby confirms its understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Risk Factors, page 19

5.

The information in your "We may not be able to realize value from our net operating loss carryforwards" risk factor on page 29 regarding your NOL Strategy is rather detailed and dense. Please briefly explain in plain English what the NOL Strategy is and the risks related to this strategy. You may include a cross-reference to a more detailed explanation elsewhere in the filing.

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

Response: Eden has revised the above-referenced risk factor beginning on page 24 to briefly explain in plain English what the NOL Strategy is and provided a cross-reference to a more detailed discussion of the risks related to this strategy.

Distributions to our shareholders could be delayed, page 20

6.

We note your statement that all or a portion of any distributions to your "shareholders could be delayed, depending on many factors, including, without limitation." Please disclose all known material factors and do the same where you discuss the board's consideration of the factors (sometimes referred to as "other pertinent factors," "other relevant factors," or "other factors") related to approving or rejecting the various strategic alternatives.

Response: Eden has revised the applicable sections of the Amendment to disclose all material factors that could delay the payment of liquidating distributions to Eden shareholders and all material factors considered by Eden's board related to approving or rejecting the various strategic alternatives.

Background and Reasons for the Proposed Dissolution and Liquidation, page 35

7.

Please quantify what percentage of your business the proprietary harpin protein technology and the asset related to your worldwide agricultural and horticultural markets represented prior to the February 2007 sale to Plant Health Care, Inc. We note the last risk factor disclosure on page 23.

Response: The requested disclosure has been added on page 29.

8.

We note your disclosure about the license and supply agreement that you and Plant Health Care entered into at the time of the closing of the asset sale, the reduction in workforce, and that your business strategy since then has been to use any revenue generated by the Home and Garden Business to support continued operations while exploring the NOL Strategy. Please clarify briefly what the board's strategy was with respect to the Home and Garden Business at the time of the closing.

Response: The requested disclosure has been added on page 29.

Our Operations and Strategy after the Sale of Harpin Protein Technology, page 36

9.	Please clarify that the "limited operating history" of your Home and Garden Business described in the proxy has been this business segment's status since your inception.

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

Response: The requested disclosure has been added on page 30.

Background, page 36

10.

We note that in your Background discussion you do not identify by name the Financial Advisor, Company A, Company B and Company C. We also note that in the second paragraph of your "Our Business Strategy" discussion on page 4 of your latest 10-K report, you have identified Stephens Inc. as your financial advisor. Please disclose who these parties are in your amended filing. We may have further comments.

Response: Eden has added disclosure that Stephens Inc. ("Stephens") is Eden's exclusive financial advisor. Eden respectfully submits that the disclosure of the identities of Companies A, B and C is not material to its shareholders' decision to vote for or against the Plan of Dissolution. Each of these companies is privately-held and there is no meaningful business, financial, operational or other information about these companies publicly available or otherwise accessible to Eden's shareholders. In addition, Eden entered into confidentiality agreements with each of Companies B and C. Eden has added a general description of the business conducted by each of Companies A, B and C on pages 31, 33, and 34 to provide shareholders with general information on these companies.

11.	Please clarify the role played by Company A. It appears that at times you refer to it as your financial advisor and sometimes as a potential investor.

Response: Eden has revised its disclosure on page 31 to clarify the role played by Company A. As noted in the third sentence of the last paragraph on page 31, Eden did not engage Company A as its financial advisor. However, as noted on page 31, Company A did submit a letter of intent to Eden proposing to provide financial advisory services. As noted in the first sentence of the second full paragraph on page 31, Company A beneficially owned more than 10% of Eden's outstanding common stock when it presented its proposed investment structures in 2007 and 2008 and currently beneficially owns more than 10% of Eden's outstanding common stock. In addition, as noted throughout the "Background" section beginning on page 30, Company A has, since 2007, proposed transactions with Eden involving potential additional investments in Eden.

12.	Please elaborate on the reasons you decided to reject Company A's proposals.

Response: The requested disclosure has been added on pages 31 - 32, and 35 - 36.

13.	You disclose that as part of the Financial Advisor's compensation, you had agreed to pay your Financial Advisor a $300,000 fairness opinion fee. Please

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

disclose whether the Financial Advisor rendered a report, opinion or appraisal with respect to the transaction contemplated with Company B or Company C, or related to the dissolution and liquidation of the Home and Garden Business as compared against your current NOL Strategy, or any other strategies considered by the board. Please disclose the information required by Item 1015(b) of Regulation M-A.

Response: Eden has added disclosure on page 32 to state that Stephens never rendered a report, opinion or appraisal to Eden. As no report, opinion or appraisal was ever rendered by Stephens, Eden respectfully submits that Item 1015(b) of Regulation M-A is not applicable.

14.

Supplementally, please provide us with all materials, including transcripts, summaries and board books, provided to management by the Financial Advisor related to this proposal. We may have further comments after reviewing these materials.

Response: Under separate cover, Eden has supplementally provided all materials, including transcripts, summaries and board books, provided to management by the Financial Advisor related to the NOL Strategy and the Plan of Dissolution. Eden requests the return of these materials upon completion of the Staff’s review in accordance with Rule 12b-4 under the Exchange Act.

15.

On page 38, at the end of the paragraph carried-over from page 37, you disclose that affiliates of the Financial Advisor beneficially own approximately 19.8% of your common stock. In an appropriate section of the filing, please disclose whether these affiliates have expressed their intent to vote their shares in favor of the plan of dissolution.

Response: The requested disclosure has been added on pages 6 and 51.

16.

Please discuss in greater detail the deliberations related to the proposed transaction with Company C. For instance, what were the legislative and regulatory changes affecting Company C's market prospects.

Response: Additional disclosure regarding contacts with Company C has been added on page 34. After discussion with its board of directors, Eden has determined that the all material deliberations, as required by Item14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A, related to the proposed transaction with Company C have been presented. Further, after discussions with its board of directors, Eden has determined that the primary reason for not pursuing a transaction with Company C was the unavailability of adequate

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

financing for the proposed transaction as noted on page 34. Accordingly, Eden has removed the discussion regarding Company C's deteriorating market prospects due to legislative and regulatory changes.

Reasons for the Plan of Dissolution, page 41

17.

Please describe in greater detail your consideration of all of the acquisition targets and financial sponsors contacted and identified by the Financial Advisor. For instance, please disclose the reasons for the various levels of contact with these entities, how they were initially chosen, and whether any offers were received from these entities.

Response: The requested disclosure has been added on page 36.

18.

We note that the board unanimously recommends this proposal. However, please disclose whether any members of the board dissented during the deliberative process with respect to any of your decisions regarding strategic alternatives as well as the nature of the objections.

Response: The requested disclosure has been added on page 37.

Authority of Officers and Directors, page 45

19.

Please disclose the amount of compensation to be received by the company's officers and directors above their regular compensation with respect to their services related to the implantation of the plan of dissolution. If this has not yet been determined, please disclose this fact.

Response: The requested disclosure has been added on page 41.

Estimated Liquidating Distributions to Shareholders, page 48

20.

It is unclear how you have estimated the non-cash assets and the various operating expenses for purposes of determining the low and the high ranges of the potential distribution amounts to the shareholders. Please note that pursuant to Item 14(b)(9) and Item 14(c)(1) of Schedule 14A, you need to provide pro forma financial information in accordance with Item 301 of Regulation S-K, Rule 3-05 and Article 11 of Regulation S-X (see Part B and Item 14(c) of Form S-4). Please tell us why this information has not been provided or otherwise included it in your amended filing. For additional guidance, please refer to Section H, Q&A #6 of the July 2001 Third

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

Supplement of the Commission's Manual of Publicly Available Telephone Interpretation found in our website at www.sec.gov.

Response: Eden has provided additional disclosure in the footnotes to the estimated liquidating distributions table on pages 44 - 45 to provide more information on how it estimated the various operating expenses for purposes of determining the low and the high ranges of the estimated liquidating distribution to shareholders. Eden has also added additional information in the lead-in paragraph to the estimated liquidating distributions table that describes its non-cash assets and why it is unable to estimate their value.

As noted in the disclosure added in response to comment 21 below, Eden has not provided an estimate of its non-cash assets in the estimated liquidating distribution table. The reasons for the exclusion are that:

•

Eden's non-cash assets represent less than 3% of its total assets as of December 31, 2008, or approximately $158,000, and less than 4% of its net cash. Of these non-cash assets, approximately $70,000 in inventory (based on historical cost), Eden's license and supply agreement with Plant Health Care (which Eden has not historically assigned any value because management believed there was no material value) and approximately $19,000 in prepaid product registration expenses represent the only portion of the non-cash assets that Eden would attempt to sell pursuant to the Plan of Dissolution. Eden's remaining non-cash assets include approximately $69,000 of prepaid insurance expenses that would not be sold pursuant to the Plan of Dissolution and, therefore, would not result in any distributable amounts to shareholders pursuant to the Plan of Dissolution. Therefore, the purchase price received for the remaining non-cash assets that Eden would attempt to sell pursuant to the Plan of Dissolution would not represent a material portion of the total amount available for distribution to shareholders.

•

Eden cannot estimate the value that potential acquirers may place on the non-cash assets comprising its Home and Garden Business, including the license and supply agreement, the product registrations and its remaining inventory;

•	Eden cannot predict whether and to what extent it may receive competing bids for some or all of these assets; and
•	Eden cannot predict the extent to which the sale of these assets in dissolution may adversely affect their purchase price.

Further, in light of the foregoing uncertainties, Eden believes that setting out an estimate of the value of its non-cash assets in the proxy statement could compromise Eden's negotiating position when it seeks to move forward with the sale of those assets as part of the

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

dissolution process, especially if Eden significantly underestimates the value of such assets to prospective purchasers.

Eden respectfully submits that disclosure of pro forma financial information is not required to be included in the proxy statement for the reasons discussed below:

•

Item 14(b)(9) of Schedule 14A requires the information required by Item 301 of Regulation S-K (selected financial data) for the acquiring company showing the pro forma effect of the transaction, if material. Eden respectfully submits that pro forma information showing the effect of the dissolution is not material to the Eden shareholders' decision to vote on the proposed Plan of Dissolution for the following reasons:

•

As of December 31, 2008, approximately 97% of Eden's assets were cash and cash equivalents, which values would not be affected by the application of the liquidation basis of accounting. The other non-cash assets on Eden's balance sheet, consisting primarily of inventory and prepaid expenses, represent amounts that are not significant and thus any write down of their value due to the change to liquidation accounting would be immaterial. As of December 31, 2008, Eden's liabilities, consisting primarily of accounts payable and accrued liabilities related to normal business operations and dissolution-related and annual audit costs, were less than $194,000, or approximately 3.7% of total assets. Accordingly, any change in the recorded liabilities would be immaterial.

•

Eden has provided the table and footnotes on pages 44 - 45 setting forth how the range of estimated liquidating distributions to shareholders was calculated, which in effect shows how Eden estimated the pro forma impact of the Plan of Dissolution on Eden's operations, including how Eden estimated the various operating expenses and estimated interest income. If Eden's shareholders approve the Plan of Dissolution, on and after the effective date of dissolution, Eden will not be permitted to carry on any business except that appropriate to wind up and liquidate its business and affairs. Therefore, the dissolution will not materially impact Eden's statement of operations other than with respect to the various operating expenses and interest income estimates, which already are disclosed in the estimated liquidating distribution table. As noted above, due to the immaterial amount of Eden's non-cash assets, any impact of the Plan of Dissolution on Eden's balance sheet would be insignificant. Eden believes that the information most material to its shareholders in connection with their decision to approve the Plan of Dissolution is the information provided by the estimated liquidation distribution table, namely the range of

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

estimated liquidating distributions and the assumptions made and disclosed in calculating such amounts.

•

Item 301 of Regulation S-K relates to historical selected financial statements of a reporting company and does not require the disclosure of pro forma financial information. Eden has provided the required historical selected financial data beginning on pages 52 - 53.

•

Rule 3-05 of Regulation S-X requires audited financial statements of a business acquired or to be acquired. Eden has not acquired a business nor does the Plan of Dissolutions contemplate the acquisition of any business.

•

Rule 11-01(a) of Regulation S-X sets forth the scenarios that require the disclosure of pro forma financial information. Eden's proposed dissolution and liquidation pursuant to the Plan of Dissolution do not fall under any of the transactional categories set forth in Rule 11-01(a)(1) – (7) of Regulation S-X. With respect to Rule 11-01(a)(8) (consummation of other events or transactions that have occurred or are probable for disclosure of pro forma financial information would be material to investors), for the reasons noted in the first bullet point above, Eden respectfully submits that such pro forma financial information is not material to a shareholder's decision to approve the Plan of Dissolution.

•

Section H, Q&A #6 of the July 2001 Third Supplement of the SEC's Manual of Publicly Available Telephone Interpretation notes that if authorization is sought from shareholders for disposition of a significant business, unaudited financial statements of that business should be provided in the proxy materials for the same periods as are required for the registrant, along with pro forma information. Eden respectfully submits that this interpretation is not applicable to Eden's dissolution and liquidation pursuant to the Plan of Dissolution because Eden is not seeking shareholder approval for the disposition of a significant business. Instead, Eden is seeking shareholder approval of the dissolution and liquidation of the company pursuant to the Plan of Dissolution. Although the Plan of Dissolutions authorizes Eden's management to sell Eden's remaining non-cash assets, these non-cash assets represented less than 3% of Eden's total assets as of December 31, 2008 and, therefore, should not be deemed to constitute the disposition of a "significant business."

For the foregoing reasons, Eden, after discussions with its outside counsel and independent registered public accounting firm, believes that pro forma financial information, other than that set forth in the estimated liquidating distribution table already contained in the

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

Amendment, would not provide additional material information to Eden's shareholders and is not required under the relevant SEC rules and interpretative advice. Prior to filing the Original Proxy Statement, Eden's outside counsel spoke with a staff member in the SEC's Office of Chief Accountant ("OCA") to discuss the need for pro forma financial statements under these circumstances. Although Eden recognizes that the position of the OCA is not binding on the Staff, Eden respectfully requests that the Staff consider OCA's advice, in part based on Section H, Q&A #6 of the July 2001 Third Supplement of the SEC's Manual of Publicly Available Telephone Interpretation, that pro forma financial information would not be required in the case of a voluntary corporate dissolution.

21.	Please describe the non-cash assets of the Home and Garden Business and explain your inability to estimate their value.

Response: The requested disclosure has been added on pages 43 - 44.

Contingency Reserve, page 50

22.	Please disclose all known current, contingent or conditional liabilities.

Response: The requested disclosure has been added on page 46. However, as noted at the beginning of this letter, Eden has not included the actual amounts as of December 31, 2008, but undertakes to include such amounts after its Form 10-K has been filed and before mailing the definitive proxy statement to shareholders.

*          *          *

In connection with your request in the Comment Letter for certain acknowledgments relating to the proxy statement and the Staff comment process, please see the letter attached hereto as Exhibit A.

If you have any further comments or questions regarding this letter or the Amendment, please contact me at (206) 359-8264 or Faith Wilson at (206) 359-3237.

Sincerely, _/s/ Scott B. Tallman__________________ Scott B. Tallman

cc:	Nathaniel T. Brown, Eden Bioscience Corporation

EXHIBIT A

[EDEN BIOSCIENCE CORPORATION LETTERHEAD]

February 17, 2009

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 7010

Re:	Eden Bioscience Corporation

Preliminary Proxy Statement on Schedule 14A

Filed on December 29, 2008

File No.: 001-33510

Dear Mrs. Long:

In connection with the responses by Eden Bioscience Corporation ("Eden") to the comment letter dated January 28, 2009 from the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") relating to Eden's December 29, 2008 filing of its preliminary proxy statement on Schedule 14A and its amendment thereto (collectively, the "Proxy Statement"), Eden hereby acknowledges that:

•	Eden is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and
•	Eden may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Pamela A. Long

United States Securities and Exchange Commission

February 17, 2009

If you have any comments or questions regarding this letter, please contact me at (425) 806-7300.

Sincerely, ___/s/ Nathaniel T. Brown______________ Nathaniel T. Brown Chief Executive Officer, Chief Financial Officer and Secretary

cc:	Perkins Coie LLP